UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 29, 2026

(Date of earliest event reported)

TriplePulse, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-1514058

(State of Incorporation)	(I.R.S Employer Identification No.)

1401 21st St, STE R

Sacramento, CA 95811

(Full mailing address of principal executive offices)

(650) 241-8372

(Issuer’s Telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

Effective as of December 13, 2025, the Company dismissed its previous independent accounting firm, Fruci & Associates II, PLLC (“Fruci”).

Fruci’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2024 and December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that such reports may have included an explanatory paragraph related to the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2024 and December 31, 2023, and through the date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Fruci on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to Fruci’s satisfaction, would have caused Fruci to make reference to the matter in its reports.

During such periods, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

Appointment of new independent accountant

Effective as of December 12, 2025, the Company engaged Ernest L. Tomkiewicz CPA PLLC as its new independent registered public accounting firm.

During the fiscal years ended December 31, 2024 and December 31, 2023, and through the date of engagement, neither the Company nor anyone acting on its behalf consulted with Ernest L. Tomkiewicz CPA PLLC regarding:

(i) the application of accounting principles to a specified transaction, either completed or proposed;

(ii) the type of audit opinion that might be rendered on the Company’s financial statements; or

(iii) any matter that was either the subject of a “disagreement” or a “reportable event” (as those terms are defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Item 9.	Other Events

The Company is in the process of completing its audit for the fiscal year ended December 31, 2025 in connection with the preparation of its Annual Report on Form 1-K.

As a result of the recent change in the Company’s independent accounting firm and the time required to complete audit procedures, the Company expects that it will not file its Form 1-K by the prescribed deadline of April 30, 2026.

The Company is working diligently with its new independent accounting firm to complete the audit and currently expects to file its Form 1-K as soon as practicable thereafter.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TriplePulse, Inc.

By:	/s/ Christopher Thompson
Name: Christopher Thompson
Title: Chief Executive Officer
Date: April 29, 2026